SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
212-455-3352	kwallach@stblaw.com

October 5, 2009

VIA EDGAR

Re:	AGA Medical Holdings, Inc. – Registration
Statement on Form S-1, File No.: 333-151822

Russell Mancuso

Jay Mumford

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 6010

100 F Street, N.E.

Washington, D.C.  20549

Dear Messrs. Mancuso and Mumford:

On behalf of AGA Medical Holdings, Inc. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated October 2, 2009 (the “comment letter”) relating to the above-referenced Registration Statement on Form S-1 filed on June 20, 2008, as amended by Amendment No. 1 to Registration Statement on Form S-1 filed on August 8, 2008, Amendment No. 2 to Registration Statement on Form S-1 filed on September 10, 2008, Amendment No. 3 to Registration Statement on Form S-1 filed on October 10, 2008, Amendment No. 4 to

Registration Statement on Form S-1 filed on November 24, 2008, Amendment No. 5 to Registration Statement on Form S-1 filed on June 5, 2009, Amendment No. 6 to Registration Statement on Form S-1 filed on July 20, 2009, Amendment No. 7 to Registration Statement on Form S-1 filed on August 31, 2009, Amendment No. 8 to Registration Statement on Form S-1 filed on September 22, 2009 and Amendment No. 9 to Registration Statement on Form S-1 filed on October 1, 2009 (the “Registration Statement”).  The Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 10 to the Registration Statement (“Amendment No. 10”), which reflects these revisions and updates other information.

Set forth below are the Company’s responses to the Staff’s comments as set forth in the comment letter.  For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter.  To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company.  Unless otherwise noted, page references in the text of this letter correspond to the pages of Amendment No. 10.

We are currently subject to claims, page 26

1.                                       With a view toward clarified disclosure, please tell us why you can not determine whether you are able to inform third parties of the alternative process.

The Company has revised the disclosure to clarify it in response to the Staff’s comment.  Please see page 28 of Amendment No. 10.

2.                                       Please reconcile your statement in your response to prior comment 2 that the $14 million considers only the period of time before the ‘141 patent became enforceable against you with the disclosure on page 27 that the $14 million considers total sales outside the United States during the period for which damages were awarded.

The Company has revised the disclosure to clarify it in response to the Staff’s comment.  Please see page 27 of Amendment No. 10.

Principal and Selling Stockholders, page 153

3.                                       Please show clearly the number of shares to be sold by each selling stockholder.

The Company has revised the disclosure in response to the Staff’s comment.  Please see pages 153 and 154 of Amendment No. 10.

Shares Eligible for Future Sales, page 165

4.                                       Please show us how you determined that 34,305,697 shares can be sold pursuant to Rule 701.

In response to the Staff’s comment, the Company has revised the disclosure to clarify that 34,305,683 (formerly 34,305,697, but now adjusted for fractional shares) is the number of shares of the Company’s common stock outstanding immediately prior to completion of the public offering that, subject to the limitations of Rule 144, will be available for sale in the public market after completion of the offering only if they are registered under the Securities Act or if they qualify for exemptions from registration requirements pursuant to Rule 144 of the Securities Act.  Please see page 165 of Amendment No. 10.  The number 34,305,683 corresponds to 39,555,683, the total number of outstanding shares of the Company’s common stock outstanding immediately prior to the completion of the public offering (as adjusted to give the effect to the conversion and reverse stock split described in the Registration Statement) minus 5,250,000, the total number of shares of the Company’s common stock being sold by the selling stockholders.  None of such shares will be eligible for resale pursuant to Rule 701.

Certain Provisions of our Certificate of Incorporation and Bylaws, page 157

5.                                       It is unclear why you have not discussed the effect of the 75% provision in Article V of the Certificate of Incorporation. Please revise or advise.

The Company has revised the disclosure in response to the Staff’s comment. Please see page 158 of Amendment No. 10.

Note 3. Significant Accounting policies

Basis of Presentation, page p-9

6.                                       We note that your reverse stock spilt will occur immediately prior to the closing of the initial public offering. Please revise your filing to present pro forma earnings per share information on the face of the statements of operations and in other appropriate sections that refer to earnings per share, to give effect to the 7.15 for 1 reverse stock split.

The Company has revised the disclosure in response to the Staff’s comment.  Please see pages 10, 46, 48, F-5, F-10 and F17 of Amendment No. 10.

Exhibits

7.                                       We may have further comments after you file all required exhibits.

The Company acknowledges the Staff’s comment.

* * * * * * *

We are grateful for your assistance in this matter.  Please call me (212-455-3352) or John B. Tehan (212-455-2675) with any questions or further comments you may have regarding this letter or if you wish to discuss the above responses to the comment letter.

Very truly yours,

/s/ Kenneth B. Wallach

Kenneth B. Wallach

cc:	Securities and Exchange Commission
Brian Cascio
Jeanne Bennett

AGA Medical Holdings, Inc.
John R. Barr
Ronald E. Lund, Esq.